Paul C. Hughes
Vice President and General Counsel
Capital Lease Funding, Inc.
1065 Avenue of the Americas
19th Floor
New York, New York 10018
t: (212) 217-6360 f: (212) 217-6301
email: phughes@caplease.com

July 6, 2006

VIA ELECTRONIC TRANSMISSION (EDGAR)

Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	Capital Lease Funding, Inc.
Form 10-K for the year ended December 31, 2005
File No. 1-32039

Dear Mr. Gordon:

I am in receipt of the Division of Corporation Finance’s comment letter dated June 23, 2006 with respect to the above filing. Set forth below is Capital Lease Funding, Inc.’s (“CapLease”) response to your comment. For ease of reference, I have reproduced your comment before CapLease’s response.

Form 10-K For the year ended December 31, 2005

4. Mortgage and Other Real Estate Loans Held for Investment, page 60

1.
Please tell us how you determined that there should be no allowance for credit losses on your mortgage loans held for investment. In your response tell us how much in bad debt expense you have recorded over the past five years.

Response:

We determined that there should be no allowance for credit losses on our mortgage loans because we evaluated each of our mortgage loans for impairment as of December 31, 2005, and determined that none of our mortgage loan investments was impaired.

As described in our Form 10-K,1  we periodically evaluate each of our loan investments for impairment. We apply the accounting guidance at Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, and SFAS No. 114, Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15. Under that guidance, impairment is indicated when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan. If we determine a loan is impaired, we estimate the amount of impairment and record a loan loss allowance.

We evaluate various factors in determining impairment and any loan loss allowance. The key factors we evaluate are as follows:

	Factor		Status as of December 31, 2005
•	Defaults: Delays or shortfalls in contractually required payments or any other loan defaults.	•	We had no payment delays or shortfalls or other loan defaults as of December 31, 2005. Similarly, we had no recent history of loan defaults and no loan defaults were expected.

•
Tenant credit ratings: The debt service on our loans is funded directly by tenant lease payments. We invest primarily in single tenant commercial properties where the underlying tenant is rated investment grade by one or both of Standard & Poor’s Corporation (“S&P”) and Moody’s Investors Service (“Moody’s”).[2]
		•	As of December 31, 2005, 72% of the carry value of our loan investments was in properties leased to investment grade tenants (actual or implied ratings).

•
Collateral: All mortgage loans are secured by a first mortgage on the underlying property and an assignment of the related lease and associated rents. Rents on the underlying properties are fixed and determinable pursuant to the related lease and most of our loans are fully amortizing over the primary lease term, thus reducing our risk over time.
		•	As of December 31, 2005, the weighted average loan to realty value on our loan investments was approximately 81%.

•	Loan valuation: We estimate the fair value of each loan investment on a quarterly basis by discounting the estimated future cash flows using present value methodology. For each loan, we compare the estimated value to our carry value.	•	As of December 31, 2005, the fair value of each loan exceeded our carry value.

1 See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Mortgage and Other Real Estate Loans Held for Investment.”
2 We also imply an investment grade credit rating on a limited number of tenants that are not publicly rated by S&P or Moody’s.

We have not recorded any bad debt expense on our mortgage loan investments for any year from December 31, 2001 through December 31, 2005.

* * * *

On behalf of CapLease, I hereby acknowledge that:

•	CapLease is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CapLease may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions.

Sincerely,

/s/ Paul C. Hughes
Paul C. Hughes

cc:	Eric McPhee
Paul McDowell
Shawn Seale